UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34862

SOUFUN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

8/F, T3 Xihuan Plaza, 1 Xizhimenwai Avenue, Xicheng District,

Beijing 100044, The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 15, 2012, we filed a shelf registration statement on Form F-3 with the Securities and Exchange Commission to register the resale of 61,592,354 American depositary shares, or ADSs, representing 61,592,354 Class A ordinary shares by certain selling shareholders identified in the registration statement. Upon effectiveness of the registration statement, the selling shareholders may offer the ADSs from time to time through public or private transactions at prices and on terms then prevailing in the market, at prices related to the then current market price of the ADSs or at negotiated prices. We are not selling any ADSs in the offering and will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This report on Form 6-K does not constitute an offer to sell or a solicitation of an offer to buy the securities in this offering, nor shall there be any sale, offer or solicitation of these securities in any state or jurisdiction in which such sale, offer or solicitation would be unlawful.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUFUN HOLDINGS LIMITED

By:	/s/ Vincent Tianquan Mo
Name:	Vincent Tianquan Mo
Title:	Executive Chairman

Date: May 15, 2012

Exhibit Index

Exhibit 99.1 — Press Release